1. Name and Address of Reporting Person
   Marsh, C. Douglas
   11884 East Charter Oak Circle
   Scottsdale, AZ 85259
   USA
2. Issuer Name and Ticker or Trading Symbol
   ATMI, Inc.
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Phantom Stock  $0       06/30/2001 A <F1>    183.3        <F2>       <F2>      Common  183.333  $30.0000            D
                                             33                                Stock
Phantom Stock  $0       09/30/2001 A <F1>    145.6        <F2>       <F2>      Common  145.631  $15.4500            D
                                             31                                Stock
Phantom Stock  $0       12/31/2001 A <F1>    136.2        <F2>       <F2>      Common  136.268  $23.8500            D
                                             68                                Stock
Phantom Stock  $0       03/31/2002 A         71.54        <F2>       <F2>      Common  71.542   $31.4500            D
                                             2                                 Stock
Phantom Stock  $0       06/30/2002 A         100.5        <F2>       <F2>      Common  100.581  $22.3700   637.355  D
                                             81                                Stock                       <F3>

Explanation of Responses:

<F1>
5) A grant exempt under Rule 16b-3 that should have been reported on a previous Form 5
<F2>
The Phantom stock units are to be settled in ATMI Inc. Common Stock upon the separating person's termination as a director.
<F3>
Amount owned as of 12/31/2001 is 465.232 and as of 6/30/02 is 637.355

SIGNATURE OF REPORTING PERSON
/s/ C. Douglas Marsh

DATE
09/17/2002